Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS

SECOND QUARTER 2015 Financial results

Tel Aviv, Israel – August 31, 2015 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended June 30, 2015. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q2 2015	Q2 2014	% change
	(NIS millions)

Revenues	2,603	2,250	15.7%
Operating profit	794	1,234	-35.7%
EBITDA	1,245	1,553	-19.8%
EBITDA margin	47.8%	69.0%
Net profit	482	810	-40.5%
Diluted EPS (NIS)	0.17	0.29	-41.4%
Cash flow from operating activities	840	1,064	-21.1%
Payments for investments	511	323	58.2%
Free cash flow [1]	413	787	-47.5%
Net debt/EBITDA (end of period) [2]	2.30	1.54

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “The second quarter of the year was marked by increased competition in the telecom market, with full rollout of the wholesale market reform. We are leveraging our capabilities, developed through years of experience with infrastructure and service operations, to successfully meet the competition head-on. The next step in the consumer-oriented reform should be to eliminate structural separation, thereby expanding competition into service offerings as well.”

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “The second quarter of 2015 includes the first-time consolidation of yes results while in the corresponding quarter of 2014 we recorded a one-time gain from the sale of "Yad2". After adjusting for these events, we continued posting solid operating results across all our core businesses, based on continuing streamlining and cost-cutting efforts.”

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	1

Press Release

Bezeq Group Results (Consolidated)

Revenues in the second quarter of 2015 amounted to NIS 2.60 billion compared with NIS 2.25 billion in the corresponding quarter of 2014, an increase of 15.7%. The increase was related to the first-time consolidation of yes revenues in the second quarter of 2015 in the amount of NIS 439 million in addition to an increase in the revenues of Bezeq Fixed-Line and Bezeq International. The increase was partially mitigated by lower revenues at Pelephone.

Salary expenses in the second quarter of 2015 amounted to NIS 497 million compared with NIS 443 million in the corresponding quarter of 2014, an increase of 12.2%. The increase was due to the first-time consolidation of yes salary expenses in the second quarter of 2015 in the amount of NIS 62 million. The increase was partially mitigated by a decrease in salary expenses of Pelephone due to continued streamlining efforts.

Operating expenses in the second quarter of 2015 amounted to NIS 1.00 billion compared with NIS 822 million in the corresponding quarter of 2014, an increase of 21.9%. The increase was due to the first-time consolidation of yes operating expenses in the second quarter of 2015 in the amount of NIS 227 million. The increase was partially mitigated by a decrease in operating expenses at Pelephone and Bezeq Fixed-Line due to continued streamlining procedures.

Other operating income in the second quarter of 2015 amounted to NIS 141 million compared with NIS 568 million in the corresponding quarter of 2014. Other operating income was influenced by the recording of a one-time gain of NIS 582 million from the sale of Coral Tel Ltd., the operator of the "Yad2" web site, in the corresponding quarter of 2014. The decrease in other operating income was partially mitigated by a provision in the amount of NIS 117 million for the early retirement of employees at Bezeq Fixed-Line in the corresponding quarter of 2014.

Operating profit in the second quarter of 2015 amounted to NIS 794 million compared with NIS 1.23 billion in the corresponding quarter of 2014, a decrease of 35.7%. Earnings before interest, taxes, depreciation and amortization (EBITDA) in the second quarter of 2015 amounted to NIS 1.25 billion (EBITDA margin of 47.8%) compared with NIS 1.55 billion (EBITDA margin of 69.0%) in the corresponding quarter of 2014, a decrease of 19.8%. Net profit in the second quarter of 2015 amounted to NIS 482 million compared with NIS 810 million in the corresponding quarter of 2014, a decrease of 40.5%.

The decrease in profitability metrics was due to the aforementioned recording of a one-time gain of NIS 582 million from the sale of Coral Tel Ltd., the operator of the "Yad2" web site, in the corresponding quarter of 2014 which was partially mitigated by a provision in the amount of NIS 117 million for the early retirement of employees at Bezeq Fixed-Line in the corresponding quarter of 2014.

Cash flow from operating activities in the second quarter of 2015 amounted to NIS 840 million compared with NIS 1.06 billion in the corresponding quarter of 2014, a decrease of 21.1%. The decrease in cash flow from operating activities was primarily due to lower profitability at Pelephone and changes in working capital at Pelephone and Bezeq Fixed-Line. The decrease was partially mitigated by the first-time consolidation of yes cash flow from operating activities in the second quarter of 2015 in the amount of NIS 106 million.

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	2

Press Release

Payments for investments (Capex) in the second quarter of 2015 amounted to NIS 511 million compared with NIS 323 million in the corresponding quarter of 2014, an increase of 58.2%. The increase in investments was primarily due to the payment of NIS 96 million by Pelephone for the LTE 4G frequencies as well as the first-time consolidation of yes investments in the second quarter of 2015 in the amount of NIS 82 million.

Free cash flow in the second quarter of 2015 amounted to NIS 413 million compared with NIS 787 million in the corresponding quarter of 2014, a decrease of 47.5%.

Net financial debt of the Group amounted to NIS 9.54 billion at June 30, 2015 compared with NIS 6.95 billion as of June 30, 2014. At June 30, 2015, the Group's net financial debt to EBITDA ratio was 2.30, compared with 1.54 on June 30, 2014.

Dividend Announcement

In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of a cash dividend to shareholders of NIS 933 million. The dividend represents 100% of net profits for the first half of 2015 in the amount of NIS 945 million, less a one-time profit of NIS 12 million from the increase to a controlling stake in yes. The profit from the increase to the controlling stake was excluded from the Company's dividend policy pursuant to the board decision on February 10, 2015. The dividend distribution of approximately NIS 0.34 per share is subject to shareholder approval, and would be payable on October 26, 2015. The ex-dividend date is October 12, 2015.

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	3

Press Release

2015 Outlook

Below is the Group's outlook for 2015 based on the existing information known to the Bezeq Group today. There is no change compared with the outlook published in the Company's 2014 annual report as at December 31, 2014 and includes the execution of a transaction for the acquisition of all of the holdings in yes as well as the signing of an amendment to the collective labor agreement:

Net profit attributable to shareholders:	Approximately NIS 1.5 billion

EBITDA:	Approximately NIS 4.2 billion

Free cash flow:	Approximately NIS 2.0 billion

The Company's forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company. The forecasts do not include the effects of a provision for the early retirement of employees.

The forecasts are based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2015. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's periodic report for the year 2014.

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	4

Press Release

Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented “The second quarter was characterized by increased competition in the Internet market and today there are over 150,000 wholesale lines. Looking forward, we expect this trend to continue. Our strategic investments in advanced infrastructures, focus on customer services and our continued improvement in operational processes enable us to successfully address the new challenges."

Handler added: “We continue to differentiate ourselves through our unique service offerings as well as by our entrance into new businesses such as the Smart Home.”

Revenues in the second quarter of 2015 amounted to NIS 1.11 billion compared with NIS 1.07 billion in the corresponding quarter of 2014, an increase of 3.0%, similar to the trend seen in the first quarter of 2015. The increase in revenues was primarily due to higher revenues from broadband Internet services as well as transmission and data communication services. In addition, the decrease in telephony revenues moderated as the comparison to the corresponding quarter of 2014 was not influenced by the reduction in fixed call termination rates which occurred in the fourth quarter of 2013.

Revenues from broadband Internet services in the second quarter of 2015 amounted to NIS 387 million compared with NIS 345 million in the corresponding quarter of 2014, an increase of 12.2%. The increase in revenues from broadband Internet services was primarily due to continued growth in the number of broadband Internet lines. In addition, there was a 4.8% increase in average revenue per subscriber due to ongoing upgrades to higher speeds. Bezeq Fixed Line revenues from Internet services in the second quarter of 2015 increased by NIS 4 million compared with the first quarter of 2015.

Revenues from transmission and data communication services in the second quarter of 2015 amounted to NIS 264 million compared with NIS 255 million in the corresponding quarter of 2014, an increase of 3.5%. The increase in revenues from transmission and data communication services was due to growth in the number of business customers and the number of data lines, continued growth in the volume of data transmitted as well as the entrance into new businesses.

Revenues from telephony services in the second quarter of 2015 amounted to NIS 396 million compared with NIS 415 million in the corresponding quarter of 2014, a decrease of 4.6%. The decrease in telephony revenues was primarily due to a reduction in the average revenue per line.

Salary expenses in the second quarter of 2015 amounted to NIS 226 million compared with NIS 228 million in the corresponding quarter of 2014, a decrease of 0.9%. The decrease in salary expenses was due to the continued streamlining of Company operations.

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	5

Press Release

Operating expenses in the second quarter of 2015 amounted to NIS 176 million compared with NIS 188 million in the corresponding quarter of 2014, a decrease of 6.4%. The decrease in operating expenses was due to continued streamlining measures which resulted in a reduction in most of the expense items of the Company.

Other operating income/expenses in the second quarter of 2015 amounted to income of NIS 139 million compared with expenses of NIS 14 million in the corresponding quarter of 2014. Other operating income/expenses was influenced by an increase in capital gains from the sale of real estate which amounted to NIS 146 million in the second quarter of 2015 compared with NIS 103 million in the corresponding quarter of 2014. In addition, in the corresponding quarter of 2014 a provision for NIS 117 was recorded for early retirement.

Operating profit in the second quarter of 2015 amounted to NIS 662 million compared with NIS 471 million in the corresponding quarter of 2014, an increase of 40.6%. After adjusting for the other income/expenses line item, adjusted operating profit in the second quarter of 2015 amounted to NIS 523 million compared with NIS 485 million in the corresponding quarter of 2014, an increase of 7.8%.

EBITDA in the second quarter of 2015 amounted to NIS 842 million (EBITDA margin of 76.2%) compared with NIS 643 million (EBITDA margin of 59.9%) in the corresponding quarter of 2014, an increase of 30.9%. After adjusting for the other income/expenses line item, adjusted EBITDA in the second quarter of 2015 amounted to NIS 703 million (EBITDA margin of 63.6%) compared with NIS 657 million (EBITDA margin of 61.2%) in the corresponding quarter of 2014, an increase of 7.0%

Net profit in the second quarter of 2015 amounted to NIS 382 million compared with NIS 251 million in the corresponding quarter of 2014, an increase of 52.2%. Net profit was influenced by the aforementioned changes in the other operating income/expenses item.

It should be noted that the Company updated its reporting regarding financing income in connection with shareholder loans provided to yes and, as of the second quarter of 2015, no longer reports the financing income from such loans in Bezeq Fixed-Lines' financing income. Comparative numbers were restated in order to provide a proper comparison.

Cash flow from operating activities in the second quarter of 2015 amounted to NIS 456 million compared with NIS 545 million in the corresponding quarter of 2014, a decrease of 16.3%. Cash flow from operating activities was influenced by changes in working capital partially resulting from timing differences.

Payments for investments (Capex) in the second quarter of 2015 amounted to NIS 191 million compared with NIS 207 million in the corresponding quarter of 2014, a decrease of 7.7%.

Free cash flow in the second quarter of 2015 amounted to NIS 345 million compared with NIS 380 million in the corresponding quarter of 2014, a decrease of 9.2%.

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	6

Press Release

In the second quarter of 2015, the Company added 28,000 broadband Internet lines, amounting to a total of 1.42 million. Due to the introduction on May 17th, 2015 of an automated system for transitions to wholesale lines, in the second quarter of 2015 the number of wholesale lines grew by 67 thousand for a total of 78,000 broadband Internet lines compared to 11,000 at the end of the first quarter 2015.

During the second quarter of 2015, average broadband speeds reached 34.9 Mbps compared with 33.2 Mbps sequentially, and 21.9 Mbps in the corresponding quarter of 2014, representing an increase of 59.4% compared to the corresponding quarter of 2014.

Average revenue per Internet subscriber (ARPU - retail) in the second quarter of 2015 amounted to NIS 88, compared with NIS 87 sequentially and NIS 84 in the corresponding quarter of 2014, representing an increase of 4.8% compared to the corresponding quarter of 2014.

The number of telephony access lines continued to stabilize, and at the end of June 2015 amounted to 2.204 million, compared with 2.208 million sequentially and 2.205 million in the corresponding quarter of 2014.

Average revenue per line (ARPL) in the second quarter of 2015 amounted to NIS 60, compared with NIS 61 sequentially and NIS 63 in the corresponding quarter of 2014, a decrease of 4.8% compared to the year ago quarter.

Bezeq Fixed-Line - Financial data	Q2 2015	Q2 2014	% change
	(NIS millions)

Revenues	1,105	1,073	3.0%
Operating profit	662	471	40.6%
Operating profit, adjusted [3]	523	485	7.8%
EBITDA	842	643	30.9%
EBITDA, adjusted [3]	703	657	7.0%
EBITDA margin	76.2%	59.9%
EBITDA margin, adjusted [3]	63.6%	61.2%
Net profit [1]	382	251	52.2%
Cash flows from operating activities	456	545	-16.3%
Payments for investments	191	207	-7.7%
Free cash flow [2]	345	380	-9.2%

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

3 Excluding other operating expenses (income).

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	7

Press Release

Bezeq Fixed-Line - KPIs	Q2 2015	Q1 2015	Q2 2014

Number of active subscriber lines (end of period, in thousands) [1]	2,204	2,208	2,205
Average monthly revenue per line (NIS) [2]	60	61	63
Number of outgoing minutes (millions)	1,396	1,459	1,522
Number of incoming minutes (millions)	1,385	1,428	1,424
Churn rate (%) [3]	2.4%	2.4%	2.8%
Total number of broadband Internet lines (end of period, in thousands)[4]	1,418	1,390	1,308
of which: Number of broadband Internet lines (end of period, in thousands) - Wholesale [4]	78	11	-
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	88	87	84
Average broadband speed per subscriber (end of period, Mbps)	34.9	33.2	21.9

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq's wholesale service for telecom operators.

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	8

Press Release

Pelephone Results

•	Net profit increased 36.1% in Q2 2015 and amounted to NIS 49 million compared with NIS 36 million sequentially

•	Operating profit amounted to NIS 53 million in Q2 2015 compared with NIS 32 million sequentially, an increase of 65.6%

•	EBITDA in Q2 2015 amounted to NIS 159 million compared with NIS 136 million sequentially

•	ARPU in Q2 2015 remained stable sequentially at NIS 65

•	Pelephone had the lowest churn among Israeli incumbent cellular operators in the quarter primarily due to the recruitment of prepaid subscribers

Gil Sharon, CEO, Pelephone, said today, “In the second quarter, we continued our strategic focus on customer retention, maintaining our market share and continuing our operational streamlining activities. This focus was reflected in increased sequential profits, and stability in our subscriber base. In the present quarter we implemented several initiatives, such as acquiring YouPhone’s operations, which will enable us to grow our subscriber base. We also expanded our presence in the prepaid market, launching new programs at the end of April which enabled us to recruit more subscribers during the quarter. Thanks to these initiatives, this is the first quarter in some time that we have managed to stop the net churn. In addition, we continued to have the lowest net porting numbers among Israeli incumbent cellular operators in the quarter.

Sharon also stated that, “We have recently received our 4G frequency allocations from the Ministry of Communications, and are preparing to increase bandwidth on our 4G network, and improve Internet speeds.”

Sharon further added, “Market competition continued to be fierce, with migration levels between carriers continuing to be extremely high. This puts downward pressure on revenues, which was partially offset by seasonal revenues from international roaming.”

Total revenues in the second quarter of 2015 amounted to NIS 721 million compared with NIS 727 million sequentially and NIS 843 million in the corresponding quarter of 2014, a decrease of 0.8% and 14.5% respectively.

Revenues from cellular services in the second quarter of 2015 amounted to NIS 502 million compared with NIS 499 million sequentially, an increase of 0.6%, and compared with NIS 622 million in the corresponding quarter of 2014, a decrease of 19.3%.

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Press Release

The decrease in service revenues compared with the corresponding quarter was due to a decrease of NIS 52 million from the hosting agreement with Hot Mobile which terminated at the end of December 2014. In addition, there was a decrease in tariffs as a result of increased competition in the cellular market and the transition of existing customers to lower-priced plans in line with existing market prices.

Revenues from equipment sales in the second quarter of 2015 amounted to NIS 219 million compared with NIS 228 million sequentially, a decrease of 3.9%, and compared with NIS 221 million in the corresponding quarter of 2014, a decrease of 0.9%.

Operating profit in the second quarter of 2015 amounted to NIS 53 million compared with NIS 32 million sequentially, an increase of 65.6%, and compared with NIS 127 million in the corresponding quarter of 2014, a decrease of 58.3%. The sequential increase in operating profit was primarily due to an increase in roaming revenues as well as operational streamlining measures which reduced expenses such as salaries, site rentals and others.

The decrease in operating profit compared with the corresponding quarter of 2014 was largely due to the aforementioned decrease in hosting revenues. The decrease in revenues was partially mitigated by operational streamlining measures which reduced expenses such as salaries, advertising, doubtful debts, site rentals and others.

After adjusting for the revenues from the hosting agreement with Hot Mobile, operating profit decreased by NIS 22 million compared with the corresponding quarter of 2014, a decrease of 29.3%.

EBITDA in the second quarter of 2015 amounted to NIS 159 million (EBITDA margin of 22.1%) compared with NIS 136 million sequentially (EBITDA margin of 18.7%), and NIS 232 million (EBITDA margin of 27.5%) in the corresponding quarter of 2014.

After adjusting for the revenues from the hosting agreement with Hot Mobile, EBITDA decreased by NIS 21 compared with the corresponding quarter of 2014, a decrease of 11.7%.

Net profit in the second quarter of 2015 amounted to NIS 49 million compared with NIS 36 million sequentially, an increase of 36.1%, and compared with NIS 106 million in the corresponding quarter of 2014, a decrease of 53.8%.

After adjusting for the revenues from the hosting agreement with Hot Mobile, net profit decreased by NIS 19 million compared with the corresponding quarter of 2014, a decrease of 27.9%.

Cash flow from operating activities in the second quarter of 2015 amounted to NIS 202 million compared with NIS 351 million sequentially, a decrease of 42.5%, and compared with NIS 420 million in the corresponding quarter of 2014, a decrease of 51.9%.

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	10

Press Release

The number of Pelephone subscribers totaled 2.566 million subscribers as of June 30, 2015, compared with 2.565 million at March 31, 2015. In the second quarter of 2015, Pelephone again had the best net porting numbers compared with the incumbent cellular operators and, for the first time in many quarters, Pelephone succeeded in stopping the net churn due to customer retention measures as well as the launching of new prepaid plans which resulted in an increase in subscribers.

Monthly ARPU in the second quarter of 2015 remained stable sequentially and amounted to NIS 65, compared with NIS 79 in the corresponding quarter of 2014. The decrease in monthly ARPU compared with the corresponding quarter was primarily due to the termination of the hosting agreement with Hot Mobile which resulted in a decrease of NIS 7 in ARPU in the quarter.

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	11

Press Release

Pelephone - Financial data	Q2 2015	Q2 2014	% change
	(NIS millions)

Total revenues	721	843	-14.5%
Service revenues	502	622	-19.3%
Equipment revenues	219	221	-0.9%
Operating profit	53	127	-58.3%
EBITDA	159	232	-31.5%
EBITDA margin	22.1%	27.5%
Net profit	49	106	-53.8%
Cash flows from operating activities	202	420	-51.9%
Payments for investments	199	90	121.1%
Free cash flow [1]	3	335	-99.1%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments

Pelephone - KPIs	Q2 2015	Q1 2015	Q2 2014

Total subscribers (end of period, in thousands) [1]	2,566	2,565	2,610
Average revenue per user (ARPU, NIS) [2]	65	65	79
Churn rate [3]	6.1%	6.5%	6.5%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	12

Press Release

Bezeq International Results

•	Revenues in Q2 2015 increased 7% y-o-y to NIS 391 million

•	Increase of 30% y-o-y in ICT revenues

•	Continued successful leveraging of the submarine cable led to a 5% increase in revenues from Internet services and a 10% rise in the number of Internet subscribers compared to a year ago

•	Significant growth in all profitability metrics compared to the corresponding quarter of 2014: Increases of 9.9% in net profit, 7.2% in operating profit and 4.4% in EBITDA

Moti Elmaliach, CEO of Bezeq International said, “In the second quarter of 2015 we continued to deliver growth and outstanding results across all operating segments. Our operational focus, coupled with our sustained investment in market-leading technologies and excellence in customer service, provide us with a strong foundation for continued growth. Our unique human capital is the Company’s real asset, enabling us to offer optimal customer service and drive us forward.”

Revenues in the second quarter of 2015 amounted to NIS 391 million compared with NIS 365 million in the corresponding quarter of 2014, an increase of 7.0%. The increase was primarily due to the significant growth in revenues from business communications (ICT) and cloud services, increased international hubbing and data activities as well as the continued increases in revenues from Internet services delivered across the submarine cable infrastructure.

Operating profit in the second quarter of 2015 amounted to NIS 62 million compared with NIS 58 million in the corresponding quarter of 2014, an increase of 7.2%. EBITDA in the second quarter of 2015 amounted to NIS 94 million (EBITDA margin of 24.1%) compared with NIS 90 million (EBITDA margin of 24.7%) in the corresponding quarter of 2014, an increase of 4.4%. Net profit in the second quarter of 2015 amounted to NIS 45 million compared with NIS 41 million in the corresponding quarter of 2014, an increase of 9.9%.

The increase in profitability metrics was due to the sale of the Company's 50% holding in Bezeqcom (an associate company) as well as increased revenues from business communications, international hubbing and data activities, as well as continued growth in the number of Internet subscribers and in revenues from Internet services delivered across the submarine cable infrastructure.

Cash flow from operating activities in the second quarter of 2015 amounted to NIS 74 million, compared with NIS 95 million in the corresponding quarter of 2014, a decrease of 22.3%. Free cash flow in the second quarter of 2015 amounted to NIS 48 million compared with NIS 72 million in the corresponding quarter of 2014, a decrease of 32.7%. The decrease in operating and free cash flow was due to changes in working capital resulting from timing differences.

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Bezeq International	Q2 2015	Q2 2014	% change
	(NIS millions)

Revenues	391	365	7.0%
Operating profit	62	58	7.2%
EBITDA	94	90	4.4%
EBITDA margin	24.1%	24.7%
Net profit	45	41	9.9%
Cash flows from operating activities	74	95	-22.3%
Payments for investments	26	24	8.1%
Free cash flow [1]	48	72	-32.7%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	14

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yes Results

•	Yes added 4,000 subscribers in the second quarter of 2015 and reached a record 638,000 total subscribers

•	Revenues in Q2 2015 increased 2.7% and amounted to NIS 439 million compared with NIS 428 million in the corresponding period

Ron Eilon, CEO of yes, stated, “This is our ninth consecutive quarter of growth in our subscriber base, despite a changing market landscape and discriminating regulation. We are happy to see that our customers continue to choose yes, the leader in television viewer experience, offering world-class content and outstanding service, based on cutting-edge technology. In keeping with that tradition, we have recently announced our new Quattro set-top box – the most advanced in the country, with Prime Time service and numerous recording options – which will join our other ground-breaking services."

Revenues in the second quarter of 2015 amounted to NIS 439 million compared with NIS 428 million in the corresponding quarter of 2014, an increase of 2.7%. The increase in revenues was due to growth in the number of subscribers.

Operating profit in the second quarter of 2015 amounted to NIS 70 million compared with NIS 67 million, an increase of 5.3%. EBITDA in the second quarter of 2015 amounted to NIS 150 million (EBITDA margin of 34.3%) compared with NIS 141 million (EBITDA margin of 32.9%) in the corresponding quarter of 2014, an increase of 7.0%.

The increase in operating profit and EBITDA was primarily due to higher revenues partially mitigated by an increase in content and space segment expenses which were influenced by the increase in the US dollar exchange rate.

Profit before financing expenses to shareholders and taxes in the second quarter of 2015 amounted to NIS 15 million compared with NIS 22 million in the corresponding quarter of 2014.

Net loss in the second quarter of 2015 amounted to NIS 166 million compared with NIS 115 million in the corresponding quarter of 2014, an increase in net loss of 43.8%. The increase in net loss was due to an increase in financing expenses as a result of the higher Israeli consumer price index (CPI) in the second quarter of 2015 compared with the corresponding quarter of 2014.

Cash flow from operating activities in the second quarter of 2015 amounted to NIS 106 million, in line with the corresponding quarter of 2014. Free cash flow in the second quarter of 2015 decreased 34.4% and amounted to NIS 25 million. The decrease in free cash flow was due to an increase in investments resulting from timing differences.

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ARPU in the second quarter of 2015 amounted to NIS 230 compared with NIS 234 in the corresponding period of 2014, a decrease of 1.7%.

yes - Financial data	Q2 2015	Q2 2014	% change
	(NIS millions)

Revenues	439	428	2.7%
Operating profit	70	67	5.3%
EBITDA	150	141	7.0%
EBITDA margin	34.3%	32.9%
Net loss	(166)	(115)	43.8%
Cash flows from operating activities	106	106
Payments for investments	82	68	20.4%
Free cash flow [1]	25	38	-34.4%

1 Free cash flow is defined as cash flows from operating activities less net  payments for investments.

yes - KPIs	Q2 2015	Q1 2015	Q2 2014

Number of subscribers (end of period, in thousands) [1]	638	634	613
Average revenue per user (ARPU, NIS) [2]	230	232	234
Churn rate (%) [3]	3.1%	3.4%	3.1%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	16

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Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO on Monday, August 31, 2015, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0664

Israel Phone Number: 03-918-0664

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Friday, September 4, 2015. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5930

Israel Phone Number: 03-925-5930

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	17

Press Release

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Income Statements

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	4,777	4,561	2,603	2,250	9,055
Costs of activity
Depreciation and amortization	768	633	451	319	1,281
Salaries	936	891	497	443	1,768
General and operating expenses	1,801	1,691	1,002	822	3,366
Other operating expenses (income), net	(158)	(576)	(141)	(568)	(586)
	3,347	2,639	1,809	1,016	5,829

Operating profit	1,430	1,922	794	1,234	3,226
Financing expenses (income)
Financing expenses	265	240	164	127	486
Financing income	(99)	(166)	(35)	(95)	(356)
Financing expenses, net	166	74	129	32	130

Profit after financing expenses, net	1,264	1,848	665	1,202	3,096
Share in the (profits) losses of equity accounted investees	16	(98)	-	(79)	(170)
Profit before income tax	1,280	1,750	665	1,123	2,926
Income tax	335	483	183	313	815
Profit for the period	945	1,267	482	810	2,111
Earnings per share (NIS)
Basic earnings per share	0.34	0.46	0.18	0.30	0.77

Diluted earnings per share	0.34	0.46	0.17	0.29	0.77

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit from gaining control in DBS Satellite Services (1998) Ltd.	12	-	-	-	-
Capital gain from sale of property, plant and equipment (mainly real estate)	159	121	148	104	175
Cancellation of provision for contingent liabilities, net	-	-	-	-	23
Profit from sale of the shares of Coral Tell Ltd.	-	582	-	582	582
Other operating income	171	703	148	686	780
Provision for contingent liabilities, net	12	-	6	-	-
Provision for early retirement	1	125	1	117	176
Others	-	2	-	1	18
Total other operating expenses	13	127	7	118	194

	(158)	(576)	(141)	(568)	(586)

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	20

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets

	June 30, 2015	June 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	826	673	660
Investments, including derivatives	999	1,725	2,223
Trade receivables	2,256	2,335	2,227
Other receivables	216	325	238
Inventory	96	89	96
Assets classified as held for sale	6	24	22
Total current assets	4,399	5,171	5,466

Trade and other receivables	655	587	566
Broadcasting rights, net of rights exercised	471	-	-
Property, plant and equipment	6,980	6,060	6,079
Goodwill	1,647	1,040	1,040
Intangible assets	2,045	799	753
Deferred and other expenses	254	254	253
Investments in equity-accounted investees	28	1,014	1,057
Investments	100	80	99
Deferred tax assets	854	35	-
Total non-current assets	13,034	9,869	9,847
Total assets	17,433	15,040	15,313

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	21

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets (Continued)

	June 30, 2015	June 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities and equity
Debentures, loans and borrowings	1,924	1,534	1,481
Trade payables	1,021	638	664
Other payables, including derivatives	765	651	710
Current tax liabilities	699	591	600
Provisions	90	134	62
Employee benefits	271	378	259
Liability to Eurocom DBS Ltd, related party	101	-	-
Total current liabilities	4,871	3,926	3,776

Loans and debentures	9,444	7,815	8,606
Employee benefits	238	229	233
Provisions	70	68	69
Deferred tax liabilities	67	10	17
Derivatives	76	35	94
Deferred income and others	87	73	77
Total non-current liabilities	9,982	8,230	9,096

Total liabilities	14,853	12,156	12,872

Total equity	2,580	2,884	2,441
Total liabilities and equity	17,433	15,040	15,313

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	22

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	945	1,267	482	810	2,111
Adjustments:
Depreciation and amortization	768	633	451	319	1,281
Profit from sale of the shares of Coral Tell Ltd.	-	(582)	-	(582)	(582)
Share in the losses (profits) of equity-accounted investees	(16)	98	-	79	170
Financing expenses, net	203	122	136	59	229
Profit from gaining control in an investee	(12)	-	-	-	-
Capital gain, net	(159)	(121)	(148)	(104)	(175)
Share-based payments	-	(1)	-	-	(1)
Income tax expenses	335	483	183	313	815
Miscellaneous	(5)	(6)	(4)	(3)	(3)

Change in inventory	-	34	(9)	13	28
Change in trade and other receivables	145	387	61	224	549
Change in broadcasting rights	(11)	-	(11)	-	-
Change in trade and other payables	(195)	(107)	(150)	(45)	(39)
Change in provisions	9	8	6	12	(63)
Change in employee benefits	1	117	(3)	104	3
Net income tax paid	(207)	(225)	(154)	(135)	(527)
Net cash from operating activities	1,801	2,107	840	1,064	3,796

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	23

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows (Continued)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flow used for investing activities
Investment in intangible assets and deferred expenses	(214)	(90)	(148)	(42)	(194)
Proceeds from the sale of property, plant and equipment	97	75	84	46	230
Acquisition of financial assets held for trading and others	(929)	(686)	(489)	(476)	(2,720)
Proceeds from the sale of financial assets held for trading and others	2,188	94	2,067	94	1,635
Cash in a company consolidated for the first time	299	-	-	-	-
Purchase of property, plant and equipment	(665)	(548)	(363)	(281)	(1,081)
Non-current investments, net	(1)	(1)	3	2	(19)
Net consideration for the sale of Coral Tell Ltd. shares	-	596	-	596	596
Miscellaneous	3	3	2	1	7
Net cash from (used in) investment activities	778	(557)	1,156	(60)	(1,546)

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	24

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows (Continued)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows used in financing activities
Payment to Eurocom DBS for acquisition of shares and DBS loans	(680)	-	(680)	-	-
Issue of debentures and receipt of loans	228	-	228	-	1,446
Repayment of debentures and loans	(863)	(462)	(805)	(380)	(1,149)
Dividends paid	(844)	(802)	(844)	(802)	(2,069)
Interest paid	(243)	(219)	(223)	(192)	(431)
Miscellaneous	(11)	(4)	(14)	(6)	3
Net cash used for financing activities	(2,413)	(1,487)	(2,338)	(1,380)	(2,200)

Increase (decrease) in cash and cash equivalents, net	166	63	(342)	(376)	50
Cash and cash equivalents at beginning of period	660	610	1,168	1,049	610
Cash and cash equivalents at end of period	826	673	826	673	660

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	25

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Pro Forma Consolidated Income Statements

	Three months ended June 30, 2015			Three months ended June 30, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	2,603	-	2,603	2,250	422	2,672
Costs of activity
Depreciation and amortization	451	(9)	442	319	120	439
Salaries	497	-	497	443	69	512
General and operating expenses	1,002	-	1,002	822	213	1,035
Other operating income, net	(141)	-	(141)	(568)	-	(568)
	1,809	(9)	1,800	1,016	402	1,418

Operating profit	794	9	803	1,234	20	1,254
Financing expenses (income)
Financing expenses	164	2	166	127	31	158
Financing income	(35)	-	(35)	(95)	68	(27)
Financing expenses, net	129	2	131	32	99	131

Profit after financing expenses, net	665	7	672	1,202	(79)	1,123
Share in earnings (losses) of equity accounted investees	-	-	-	(79)	76	(3)
Profit before income tax	665	7	672	1,123	(3)	1,120
Income tax	183	2	185	313	(22)	291
Profit for the period	482	5	487	810	19	829
Earnings per share (NIS)
Basic earnings per share	0.18	-	0.18	0.30	-	0.30

Diluted earnings per share	0.17	0.01	0.18	0.29	0.01	0.30

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	26

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Pro Forma Consolidated Income Statements (Continued)

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	9,055	1,710	10,765
Costs of activity
Depreciation and amortization	1,281	484	1,765
Salaries	1,768	267	2,035
General and operating expenses	3,366	872	4,238
Other operating income, net	(586)	1	(585)
	5,829	1,624	7,453

Operating profit	3,226	86	3,312
Financing expenses (income)
Financing expenses	486	98	584
Financing income	(356)	188	(168)
Financing expenses, net	130	286	416

Profit after financing expenses, net	3,096	(200)	2,896
Share in losses of equity-accounted investees	(170)	165	(5)
Profit before income tax	2,926	(35)	2,891
Income tax	815	(47)	768
Profit for the year	2,111	12	2,123
Earnings per share (NIS)
Basic earnings per share	0.77	0.01	0.78

Diluted earnings per share	0.77	-	0.77

BEZEQ GROUP REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS	PAGE	27